Stradley Ronon Stevens & Young, LLP 2005 Market Street, Suite 2600 Philadelphia, PA 19103 Telephone 215.564.8000 Fax 215.564.8120

E. Taylor Brody
ebrody@stradley.com
215-564-8071

July 23, 2019

Filed via EDGAR
Ms. Jaea Hahn
Mr. David Manion
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Subject:	Filing on Form N-14 for Delaware VIP Trust (File No. 333-232193)

Dear Ms. Hahn and Mr. Manion:
On behalf of Delaware VIP Trust (the “Registrant”), submitted herewith under the EDGAR system, are the responses to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) that you communicated on July 10, 2019 and July 16, 2019 with regard to the Registrant’s Joint Proxy Statement and Prospectus on Form N-14 (the “Proxy Statement/Prospectus”).  The Proxy Statement/Prospectus was filed as part of Macquarie Investment Management’s proposed acquisition of the assets related to the mutual fund management business of Foresters Investment Management Company, Inc., the investment adviser of the First Investors funds.
Each comment from the Staff is summarized below, followed by the Registrant’s response to the comment.  Terms not defined herein shall have the meaning set forth for that term in the Proxy Statement/Prospectus.

Accounting Comments

1.
Comment: In the Questions and Answers section of the Proxy Statement/Prospectus, in response to “Q. Will any Life Series Fund or Acquiring Fund pay the costs of this proxy solicitation or any direct costs in connection with the proposed Reorganizations?,” provide the estimated costs of each of the Reorganizations or include a cross reference to where such information will be provided.

Response: The Registrant respectfully declines this comment.  The Registrant notes that the Proxy Statement/Prospectus N-14 does disclose the cost of the solicitation. Macquarie and FIMCO or their affiliates will bear all direct expenses arising in connection with the Reorganizations, whether or not the Reorganizations are consummated.  Since neither the Acquiring Fund shareholders nor the Life Series Fund shareholders will be bearing any expenses in connection with the reorganization, the Registrants do not believe that information regarding the legal expenses and other costs of the Reorganizations are a relevant shareholder consideration and thus do not need to be disclosed to shareholders.  Furthermore, Item 7(a) of Form N-14 states: “If proxies are to be solicited, include, where applicable, the information called for by Items 2 and 4 of Schedule 14A of Regulation 14A under the 1934 Act.”  Item 4(a)(3) and (4) of Schedule 14A, in turn, only require a statement of the cost (or anticipated cost) of the solicitors and the names of the persons bearing the cost of the solicitation.   Conversely, Item 4(b)(4)

2.
requires a statement of “the total amount estimated to be spent and the total expenditures to date for in furtherance of, or in connection with the solicitation of security holders.”   The instructions further clarify that this discussion must “include fees for attorneys, accountants, public relations or financial advisers, solicitors, advertising, printing, transportation, litigation and other costs incidental to the solicitation….”  However, this requirement is applicable solely to contested solicitations subject to Rule 14a-12(c).  The Life Series Funds proxy solicitation does not involve a contested solicitation, and therefore the requirement of Item 4(b)(4) is not applicable.

Comment: Supplementally, please describe the sources of the fees for the Acquiring Funds and the related date as of which such fees were calculated.

Response: The sources of the fees for the Acquiring Funds were based on the most recent information available in the shareholder reports for the fiscal year ending December 31 for the Life Series Funds.  The amounts have also been adjusted to reflect any changes to the expense structure consistent with the Acquiring Funds Family expense policies and procedures.

3.
Comment: Please confirm that the fees and expenses included in the fee tables and expense examples are current fees and expenses.

Response: The Registrant confirms that current fees and expenses are provided in the Proxy Statement/Prospectus.

Legal Comments

4.
Comment: Please confirm that the First Investors Life Series International Fund is the only Life Series Fund for which the investment advisory fee rate for the corresponding Acquiring Fund will be higher at current asset levels, as stated in the Questions and Answers section of the Proxy Statement/Prospectus in response to “Q. Are there any significant differences between the advisory fee or total annual fund operating expenses of each Life Series Fund and its corresponding Acquiring Fund?.”

Response: The Registrant confirms that the First Investors Life Series International Fund is the only Life Series Fund for which the investment advisory fee rate for the corresponding Acquiring Fund will be higher at current asset levels.

5.
Comment: As an extension of Accounting Comment 1, in the Questions and Answers section of the Proxy Statement/Prospectus, in response to “Q. Will any Life Series Fund or Acquiring Fund pay the costs of this proxy solicitation or any direct costs in connection with the proposed Reorganizations?,” disclose which of the Acquiring Funds are anticipated to be repositioned in connection with the Reorganizations. Please disclose who will bear the costs and the anticipated tax impact of such repositioning(s).

Response: The following will be added in response to “Q. Will any Life Series Fund or Acquiring Fund pay the costs of this proxy solicitation or any direct costs in connection with the proposed Reorganizations?”:

With the exception of Delaware VIP Covered Call Strategy Series and Delaware VIP Growth Equity Series, each Acquiring Fund will be managed by a different portfolio management team than the corresponding Life Series Fund and, therefore, is likely to experience significant portfolio turnover following the Reorganizations.  Portfolio turnover creates transition costs for shareholders and the potential for realizing capital gains which, if they are not offset by capital losses, would impact taxable shareholders.

6.
Comment: It is not necessary to list the SEC offices where documents may be obtained. This is outdated disclosure that may no longer be accurate and therefore, should be removed.

Response: The requested changes will be made.

7.
Comment: Under the discussion of the “Comparison of Investment Objectives and Principal Investment Strategies” on page 2 of the Proxy Statement/Prospectus, please clarify whether the risk/return profile will change for any of the Funds and consider identifying which Funds have material differences or highlighting the material differences.

Response: The Registrant will identify the Funds which have material differences in terms of investment objectives and principal investment strategies under the discussion of the “Comparison of Investment Objectives and Principal Investment Strategies” on page 2 of the Proxy Statement/Prospectus.

8.
Comment: Please confirm supplementally whether DMC or FIMCO can recoup waived fees after the closing date of the Reorganizations. Please specify whether the ability to recoup fees will survive.

Response: The Registrant confirms that neither DMC nor FIMCO will be able to recoup waivers after the closing date of the Reorganizations. The ability to recoup waived fees will be terminated upon the closing of the Reorganizations.

9.
Comment: Under “Comparison of Investment Advisers—Delegation to Sub-Advisers” on pages 13 and 14 of the Proxy Statement/Prospectus, affirmatively state which Life Series Funds will retain their existing sub-advisers. In addition, include a statement that shareholders will experience portfolio manager changes as a result of the Reorganizations, except for shareholders of those Life Series Funds that will retain their existing sub-advisers.

Response: The requested changes will be made.

10.	Comment: Please add a new section to “Comparison of Investment Advisers” to describe what will happen if shareholders do not approve the Reorganizations. Response: The requested changes will be made.

11.
Comment: Please disclose supplementally whether the Life Series Funds and Acquiring Funds are closed to new investors.

Response: The Life Series Funds are not currently closed to new investors. The Acquiring Funds are currently closed to new investors.

12.
Comment: On pages 19 and 20 of the Proxy Statement/Prospectus, please delete the following reference: “however, this summary is qualified in its entirety by reference to the form of Agreement.”

Response: The reference regarding qualification of the summary of the Agreement will be deleted as requested.

13.
Comment: Under the description of “Board Considerations,” please state whether the Board considered factors that weighed against the approval of the Reorganizations.

Response: The discussion in the “Board Considerations” section contain a description of the factors considered by the Board in their approval of each of the Reorganizations. The Registrant respectfully declines to add additional language as such disclosure is not required by Form N-14.
14.
Comment: In the “Comparison of Principal Investment Strategies and Risks” included in Exhibit C, please clarify any “Material Differences” noted to note specifically whether the differences will change the risk/return profile for the Funds. In addition, please rephrase the references to the Acquiring Fund “not provid[ing] for” certain strategies to more precisely and specifically describe the material differences for each Fund. In places, such as on page C-12, where a strategy of the Acquiring Fund is listed as a “Material Difference,” please also provide more explanation to describe the strategy for the corresponding Life Series Fund and how the strategies may specifically differ.

Response: The requested changes will be made.

15.
Comment: In the “Comparison of Summary Risks” included in Exhibit C, please clarify the implication or meaning of references to certain risks being “similar to one another, but not identical,” including a reference to whether such differences will change the risk profile of the related Fund. In addition, for any Acquiring Funds that will be nondiversified, please add a reference describing the change in diversification status (as relevant) and note whether this change may affect the risk profile of the Fund.

Response: The requested changes will be made.

16.
Comment: Please respond supplementally to note any new “necessary order of exemption” that the Funds have or are anticipated to apply for in the future, to correspond to the related reference on p. D-25 of the “Form of Agreement and Plan of Reorganization” included in Exhibit D.

Response: The Registrant has not applied for, and does not anticipate applying for, exemptive relief in conjunction with the Reorganizations.

17.
Comment: Please confirm whether the proxy cards sent to shareholders will be tailored to each Life Series Fund or whether they will include the full list of Funds/Reorganizations.

Response: The proxy cards will be tailored to each Life Series Fund.

* * * * *

Please do not hesitate to contact me at (215) 564-8071 if you have any questions or wish to discuss any of the responses presented above.
Very truly yours, /s/ Taylor Brody Taylor Brody

4